# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innoviz Technologies Ltd., CIK 0001835654
CUSIP: M5R635108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 5 Uri Ariav Street, Bldg. C, Nitzba 300, Rosh HaAin, Israel (L3), 4809202
Date of event which requires filing of this statement: 02/10/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001649553-25-000050
Filed by CIK 0001649553

## Reporting persons
- CVI Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 20,397,926; sole dispositive power 0; shared dispositive power 20,397,926; aggregate amount beneficially owned 20,397,926 (9.9% of the class)
  Comment: With respect to Row 6 and Row 8 above, Heights Capital Management, Inc. is the investment manager to CVI Investments, Inc. and as such may exercise voting and dispositive power over the shares reported as beneficially owned by CVI Investments, Inc. herein.
  
  Due to an administrative error, the Schedule 13G filed on February 18, 2025 underreported the number of shares owned by the Reporting Persons. This Amendment No. 1 to Schedule 13G is filed solely to correct such error. Except for this correction, all other information contained in the Schedule 13G remains unchanged.
- Heights Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,397,926; sole dispositive power 0; shared dispositive power 20,397,926; aggregate amount beneficially owned 20,397,926 (9.9% of the class)
  Comment: With respect to Row 6 and Row 8 above, Heights Capital Management, Inc. is the investment manager to CVI Investments, Inc. and as such may exercise voting and dispositive power over the shares reported as beneficially owned by CVI Investments, Inc. herein.
  
  Due to an administrative error, the Schedule 13G filed on February 18, 2025 underreported the number of shares owned by the Reporting Persons. This Amendment No. 1 to Schedule 13G is filed solely to correct such error. Except for this correction, all other information contained in the Schedule 13G remains unchanged.

## Item 1. Issuer
Name of issuer: Innoviz Technologies Ltd.
Address of issuer's principal executive offices: 5 Uri Ariav Street, Bldg. C, Nitzba 300, Rosh HaAin, Israel 4809202

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons," with respect to the ordinary shares of Innoviz Technologies Ltd. (the "Company"), no par value (the "Shares").

(i) CVI Investments, Inc.

(ii) Heights Capital Management, Inc.
Address of principal business office or, if none, residence:
The address of the principal business office of CVI Investments, Inc. is:

P.O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
KY1-1104
Cayman Islands

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250
San Francisco, California 94111
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned consists of (a) 14,388,489 Shares, and (b) Shares issuable upon the exercise of warrants to purchase Shares. The warrants are not exercisable to the extent that the total number of Shares then beneficially owned by a Reporting Person and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with such Reporting Person for purposes of Section 13(d) of the Exchange Act, would exceed 9.99%.

The Company's Prospectus Supplement (to Prospectus dated October 11, 2022, Registration No. 333-267646), filed on February 10, 2025, indicates there were 198,174,008 Shares outstanding (excluding Shares underlying warrants issued at the same time) as of the completion of the offering of the Shares referred to therein.
Percent of class: 9.9
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote:
The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Heights Capital Management, Inc., which serves as the investment manager to CVI Investments, Inc., may be deemed to be the beneficial owner of all Shares owned by CVI Investments, Inc. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition:
The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Heights Capital Management, Inc., which serves as the investment manager to CVI Investments, Inc., may be deemed to be the beneficial owner of all Shares owned by CVI Investments, Inc. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
I Limited Power of Attorney*
II Joint Filing Agreement*

* Previously filed

## Signatures
- CVI Investments, Inc.: /s/ Brian Sopinsky, Brian Sopinsky, Secretary of Heights Capital Management, Inc. (03/18/2025)
- Heights Capital Management, Inc.: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (03/18/2025)
Comment: Heights Capital Management, Inc. serves as authorized agent of CVI Investments, Inc. pursuant to a Limited Power of Attorney, a copy of which was previously filed.